

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 28, 2017

Christian A. J. Baeza
Chief Financial Officer
Legacy Education Alliance, Inc.
1612 Cape Coral Parkway East
Cape Coral, FL 33904

> **Re:** **Legacy Education Alliance, Inc.**
> **Form 10-12G**
> **Filed May 12, 2017**
> **File No. 000-55790**

Dear Mr. Baeza:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please be advised that, although we have completed our review, your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications